JAMES GRANDOLFO

30/F Alexandra House | 18 Chater Road | Central | Hong Kong

T: +852.2971.4848

jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 22, 2022

Re:	Okada Manila International, Inc.

Amendment No. 1 to Registration Statement on Form F-4

Filed March 31, 2022

File No. 333-262897

Dear Mr. Demarest, Mr. Rakip, Mr. Regan and Ms. Breslin:

On behalf of UE Resorts International, Inc. (formerly known as Okada Manila International, Inc.) (the “Company” or “Registrant”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 23, 2022 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form F-4 filed with the Commission on March 31, 2022 (the “Amendment No.1”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No.2”) through EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2. The changes reflected in the Amendment No.2 include those made in response to the Staff’s comments as well as other updates.

Risk Factors, page 42

1.

We note your revisions in response to prior comment 1. Please revise your risk factor disclosure to disclose clearly that no opinion will be delivered that the Merger and Share Acquisition qualifies as a reorganization within the meaning of Section 368(a) of the Code.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 77 of the Amendment No.2.

U.S. Securities and Exchange Commission April 22, 2022	Page 2

Selected Historical Financial Data of OMI

Non-IFRS Financial Measures and Other Financial Measures

Adjusted EBITDA, page 202

2.

We note your reconciliation of Adjusted EBITDA has reverted to being reconciled from Loss from operations rather than Net loss. Consistent with your Form F-4 filed February 22, 2022 and related correspondence indicating your revised disclosure, please again amend your prospectus to reconcile such non-IFRS financial measure from Net loss as the most directly comparable measure calculated in accordance with IFRS-IASB given your presentation of a performance measure.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 203 of the Amendment No.2.

Exhibits

3.

We note that the consent of UHY LLP filed as Exhibit 23.1 references their report dated March 30, 2022, relating to the consolidated financial statements of Tiger Resort, Leisure and Entertainment, Inc. dba: Okada Manila as of December 31, 2021, 2020 and 2019 and for the years then ended. However your registration statement contains two separate reports, dated November 30, 2021 and March 30, 2022, from UHY LLP related to the referenced financial statements. Please obtain and file a revised consent from your auditor that references both of their audit reports.

In response to the Staff’s comment, the Registrant has obtained the revised consent from UHY LLP, which is filed as Exhibit 23.1 to the Amendment No.2.

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Please contact the undersigned at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo

James Grandolfo

cc:	Byron Yip, UE Resorts International, Inc.

Jason Ader, 26 Capital Acquisition Corp.

Xavier Kowalski, Schulte Roth & Zabel LLP